UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 29, 2012

ACCO BRANDS CORPORATION
(Exact name of registrant as specified in its charter)

____________________________

Delaware	001-08454	36-2704017
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
300 Tower Parkway Lincolnshire, IL 60069		60069
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:  (847) 541-9500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7—Regulation FD

Item 7.01.	Regulation FD Disclosure.

In connection with the anticipated financing of the transactions contemplated by the agreement to merge MeadWestvaco Corporation’s Consumer and Office Products business (“Mead C&OP Business”) into ACCO Brands Corporation (the “Company”), the Company is currently pursuing an additional amount of financing (the “Financing Increase”) that would enable it, if obtained, to borrow up to $100 million to redeem a portion of its outstanding 7.625% senior subordinated notes (the “Senior Subordinated Notes”) concurrently with or following the completion of the Mead C&OP Business acquisition.  The Company had an aggregate $246.3 million principal amount of its Senior Subordinated Notes outstanding at December 31, 2011.

The Company provides no assurances that it will be successful in obtaining the Financing Increase or that, in the event the Financing Increase is obtained, it will use such proceeds to redeem or otherwise repurchase any of its Senior Subordinated Notes.

The information contained in this Item 7.01 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that section. Furthermore, such information shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act, unless specifically incorporated by reference therein. This report will not be deemed a determination or an admission as to the materiality of any information in this Item 7.01 that is required to be disclosed solely by Regulation FD. The information herein may be accurate only as of the date hereof and is subject to change. The Company does not assume any obligation to update the information contained herein.

Additional Information

In connection with the proposed acquisition of the Mead C&OP Business, the Company filed a preliminary registration statement on Form S-4/A with the SEC on February 13, 2012, but this registration statement has not been declared effective. This registration statement includes a proxy statement of the Company that also constitutes a prospectus of the Company, and will be sent to the shareholders of the Company. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about the Company and the proposed merger. The proxy statement/prospectus and other documents (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents (when they are available) can also be obtained free of charge from the Company upon written request to ACCO Brands Corporation, Investor Relations, 300 Tower Parkway, Lincolnshire, Illinois 60069, or by calling (847) 484-3020.

This communication is not a solicitation of a proxy from any security holder of the Company. However, the Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed merger under the rules of the SEC. Information about the directors and executive officers of the Company may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 23, 2012, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO BRANDS CORPORATION (Registrant)

Date: February 29, 2012	By:	/s/Steven Rubin
Name: Steven Rubin
Title: Senior Vice President, Secretary and General Counsel